UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549



FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 30, 2002

OR

☐ TRANSITIONAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ______ to _____

Commission file number 1-1169

THE TIMKEN COMPANY - LATROBE STEEL COMPANY
SAVINGS AND INVESTMENT PENSION PLAN
(Full title of the plan)

THE TIMKEN COMPANY, 1835 Dueber Avenue, S.W., Canton, Ohio 44706
(Name of issuer of the securities held pursuant to the plan
and the address of its principal executive office)

Audited Financial Statements and Schedules

The Timken Company—Latrobe Steel Company Savings and Investment Pension Plan

December 30, 2002 and 2001 and Year ended December 30, 2002 with Report of Independent Auditors

The Timken Company—
Latrobe Steel Company Savings
and Investment Pension Plan

Audited Financial Statements and Schedules

December 30, 2002 and 2001 and
Year ended December 30, 2002

Contents

Report of Independent Auditors

The Timken Company, Administrator of
The Timken Company—Latrobe Steel Company
Savings and Investment Pension Plan

We have audited the accompanying statements of assets available for benefits of The Timken Company—Latrobe Steel Company Savings and Investment Pension Plan as of December 30, 2002 and 2001, and the related statement of changes in assets available for benefits for the year ended December 30, 2002. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan at December 30, 2002 and 2001, and the changes in its assets available for benefits for the year ended December 30, 2002, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of December 30, 2002 and reportable transactions for the year then ended, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.



ERNST & YOUNG LLP

Canton, Ohio
June 20, 2003

The Timken Company—Latrobe Steel Company
Savings and Investment Pension Plan

Statements of Assets Available for Benefits

	December 30	
	2002	**2001**
Assets		
Investments, at fair value	**$362,861,851**	$361,422,447
Receivables:		
Contribution receivable from participants	**61,576**	-
Contribution receivable from The Timken Company	**2,419,479**	997,819
Accrued income	**38,324**	49,040
Total receivables	**2,519,379**	1,046,859
Assets available for benefits	**$365,381,230**	$362,469,306

See accompanying notes.

The Timken Company—Latrobe Steel Company
Savings and Investment Pension Plan

Statement of Changes in Assets Available for Benefits

Year ended December 30, 2002

Additions	
Investment income:	
Net appreciation in fair value of investments	$ 96,130
Interest and dividends	6,442,984
	6,539,114
Contributions:	
Participants	15,094,502
The Timken Company	10,392,112
	25,486,614
	32,025,728
Deductions	
Benefits paid directly to participants	29,228,789
Net increase prior to transfers	2,796,939
Transfers between plans	114,985
Net increase	2,911,924
Assets available for benefits:	
Beginning of year	362,469,306
End of year	$ 365,381,230

See accompanying notes.

The Timken Company—Latrobe Steel Company
Savings and Investment Pension Plan

Notes to Financial Statements

December 30, 2002

1. Description of the Plan

The following description of The Timken Company-Latrobe Steel Company Savings and Investment Pension Plan (the Plan) provides only general information. Participants should refer to the *Compensation and Benefits* handbook for a more complete description of the Plan's provisions. Copies of the handbook are available from The Timken Company and its wholly owned subsidiary, Latrobe Steel Company (collectively referred to as the Company and Plan Administrator).

General

The Plan is a defined contribution plan covering certain United States full-time salaried employees of the Company. Employees of the Company become eligible to participate in the Plan after completion of one calendar month of service. Participation begins the first day of the following month. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Under the provisions of the Plan, participants may elect to contribute between 1% and 15% of their gross earnings directly to the Plan, depending on their monthly wages and subject to Internal Revenue Code limitations. Participants may also rollover amounts representing distributions from other qualified defined benefit or defined contribution plans. The Company matches employee contributions at an amount equal to 80% of the first 5% of the participant's gross earnings and 20% of the excess of 5% up to the next 3% of the participant's gross earnings.

The Plan also provides for a quarterly "401(k) Plus Contribution" by the Company for certain non-exempt employees. This contribution is based on the participant's full years of service at amounts ranging from 2.5% to 8.0%.

The Plan also provides for a "Performance Sharing Contribution" by the Company. This contribution is determined annually under a specified formula based on the Company's return on assets and is allocated to participant accounts ratably, based on compensation. For the year ended December 30, 2002, the Company made a "Performance Sharing Contribution" of $1,468,000.

1. Description of the Plan (continued)

Upon enrollment, a participant must direct the percentage of his or her contribution to be invested in each fund in increments of 5%. Company matching contributions are made in common stock of The Timken Company. Participants are not allowed to direct the investment of the Company's matching contribution made in Timken common shares until reaching the age of 55 or 30 years of service or following retirement. Company Performance Sharing Contributions and 401(k) Plus Contributions are invested based on the participant's investment election. Participants have access to their account information and the ability to make account transfers and contribution changes an unlimited number of times through an automated telecommunications system and through the Internet.

Participant Accounts

Each participant's account is credited with the participant's contributions and allocations of (a) the Company's contributions and (b) Plan earnings, and is charged administrative expenses, as appropriate. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

Vesting

Participants are immediately vested in their contributions, Performance Sharing Contributions, and the Company Matching Contributions plus actual earnings thereon. Participants vest in the 401(k) Plus Contributions after the completion of three years of service.

Participant Notes Receivable

Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms generally cannot exceed five years for general purpose loans, 30 years for residential loans. The loans are secured by the balance in the participant's account and bear interest at an interest rate of one percent in excess of the prime rate, as published the first business day of each month in the Wall Street Journal. Principal and interest are paid ratably through payroll deductions.

1. Description of the Plan (continued)

Payment of Benefits

On termination of service, a participant may leave his or her vested assets in the Plan until age 70½, receive a lump-sum amount equal to the vested balance of his or her account, or elect to receive staggered installments of their vested assets over a fixed period of time.

Transfers Between Plans

Certain participants who change job positions within the Company and, as a result, are covered under a different defined contribution plan offered by the Company may be eligible to transfer his or her account balance between plans.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, the Trustee shall distribute to each participant the amount standing to his or her credit in his or her separate account.

Plan Amendment

Effective December 31, 2001, the Plan was amended to segregate the Timken Company Common Stock Fund into two components—a newly created Employee Stock Ownership Plan, or ESOP, and a Timken Stock Fund. The ESOP contained all shares held in the Timken Company Common Stock Fund at December 30, 2001. Beginning December 31, 2001, Company and participant contributions are made to the Timken Stock Fund. At the end of each plan year, all contributions, reinvested dividends and any market gains or losses in the Timken Stock Fund are then transferred into the Timken ESOP. Participants may elect to have their vested dividends in the Timken ESOP distributed to them in cash rather than automatically reinvested in Timken common shares.

2. Accounting Policies

Basis of Accounting

The financial statements have been prepared on the accrual basis of accounting.

Investment Valuation and Income Recognition

The Plan's investments are stated at fair value. American Express Trust Company (the Trustee) maintains a collective investment trust of Timken common shares in which the Company's defined contribution plans participate on a unit basis. Timken common shares are traded on a national securities exchange and participation units in the Timken Company Common Stock Fund are valued at the last reported sales price on the last business day of the Plan year. The valuation per unit of the Timken Company Common Stock Fund was $10.67 and $9.00 at December 30, 2002 and 2001, respectively.

The participation units owned by the Plan in the Trustee collective trust funds and mutual funds are valued at quoted market prices which represent the net asset values of shares held by the Plan at year end. The participant notes receivable are valued at their outstanding balances, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. Investments

During 2002, the Plan's investments (including investments purchased, sold, as well as held during the year) appreciated (depreciated) in fair value as determined by quoted market prices as follows:

	Net Appreciation (Depreciation) in Fair Value of Investments
Timken common shares	**$ 33,381,717**
Mutual funds	**(8,514,748)**
Collective trust funds	**(24,770,839)**
	$ 96,130

Investments that represent 5% or more of fair value of the Plan's net assets are as follows:

	2002	2001
Timken Company Common Stock Fund*	**$176,417,635**	$156,285,452
AXP New Dimensions Fund	**25,781,793**	32,397,504
American Express Trust U. S. Government Securities Fund I	**33,541,497**	29,328,421
American Express Trust Equity Index Base Fund	**74,461,221**	98,760,552

* Nonparticipant-directed

4. Nonparticipant-Directed Investments

Information about the net assets and the significant components of changes in net assets related to the nonparticipant-directed investment is as follows:

	December 30	
	2002	**2001**
Investments, at fair value:		
Timken Company Common Stock Fund	**$176,417,635**	$156,285,452
Receivable:		
Contribution receivable	**357,931**	-
	$176,775,566	$156,285,452

	Year ended December 30, 2002
Change in assets:	
Net appreciation in fair value of investments	**$ 33,381,717**
Dividends	**4,827,401**
Contributions	**11,477,415**
Benefits paid directly to participants	**(9,031,165)**
Transfers to participant directed accounts	**(20,165,254)**
	$ 20,490,114

5. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated April 23, 2003 stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax-exempt.

6. Related Party Transactions

The following is a summary of transactions in Timken common shares for the year ended December 30, 2002:

	Shares	Dollars
Purchased	2,148,374	**$ 41,745,717**
Issued to participants for payment of benefits	422,281	**8,729,095**
Dividends received		**4,827,401**

Benefits paid to participants include payments made in Timken common shares valued at quoted market prices at the date of distribution.

Certain legal and accounting fees and certain administrative expenses relating to the maintenance of participant records are paid by the Company. Fees paid during the year for services rendered by parties-in-interest were based on customary and reasonable rates for such services.

The Timken Company—Latrobe Steel Company
Savings and Investment Pension Plan

EIN: 34-0577130 Plan Number: 011

Schedule H, Line 4(i)—Schedule of Assets
(Held at End of Year)

December 30, 2002

Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Cost (B)	Current Value
Timken Company Common Stock Fund* (A)	16,527,790 units	$ 170,215,089	$ 176,417,635
AXP New Dimensions Fund*	1,335,844 units		25,781,793
Templeton Foreign Fund	1,034,736 units		8,557,264
American Express Trust*:			
U.S. Government Securities Fund I	33,541,497 units		33,541,497
Bond Fund	243,030 units		17,353,094
Short-Term Horizon (25:75) Fund	72,255 units		1,271,907
Medium-Term Horizon (50:50) Fund	398,968 units		7,970,573
Long-Term Horizon (80:20) Fund	39,186 units		732,972
Small Cap Equity Index Fund II	550,201 units		6,255,782
Equity Index Base Fund	2,758,334 units		74,461,221
Participant notes receivable at interest rates ranging from 5.25% to 12.5%*	10,518,113 units		10,518,113
Total investments			$ 362,861,851

* Indicates party-in-interest to the Plan.

(A) Nonparticipant-directed investment.

(B) Cost information is only required for nonparticipant-directed investments.

The Timken Company—Latrobe Steel Company
Savings and Investment Pension Plan

EIN: 34-0577130   Plan Number: 011

Schedule H, Line 4(j)—Schedule of Reportable Transactions

Year ended December 31, 2002

Identity of Party Involved	Description of Assets	Purchase Price	Selling Price	Expenses Incurred with Transaction (A)	Cost of Asset	Current Value of Asset on Transaction Date (B)	Net Gain or (Loss)
Category (iii)—Series of Transactions in a Security in Excess of 5% of the Current Value of Plan Assets							
The Timken Company*(C)	Timken common shares						
	418 purchases aggregating 2,148,374 shares	$ 41,745,717			$ 41,745,717		
	465 sales aggregating 2,615,652 shares		$ 55,116,354		52,622,359		$2,493,995

* Indicates party-in-interest to the Plan.

(A) Commissions, taxes and other expenses incurred with the transaction are capitalized on purchases and charged against proceeds on sales.

(B) Current value at the date of purchase or sale equals the transaction price.

(C) Nonparticipant-directed investment.

There were no category (i), (ii) or (iv) transactions during 2002.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other person who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE TIMKEN COMPANY – LATROBE STEEL COMPANY SAVINGS AND INVESTMENT PENSION PLAN

Date: June 26, 2003



By: ______________________
Scott A. Scherff
Corporate Secretary and Assistant General Counsel

EXHIBIT INDEX

EXHIBIT NUMBER	EXHIBIT DESCRIPTION
23	Consent of Ernst & Young LLP
99	Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Exhibit 23

Consent of Independent Auditors

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-69129) pertaining to The Timken Company—Latrobe Steel Company Savings and Investment Pension Plan of our report dated June 20, 2003, with respect to the financial statements and schedules of The Timken Company—Latrobe Steel Company Savings and Investment Pension Plan included in this Annual Report (Form 11-K) for the year ended December 30, 2002.

Ernst & Young LLP

ERNST & YOUNG LLP

Canton, Ohio
June 20, 2003

EXHIBIT 99

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350

In connection with the Annual Report of the Voluntary Investment Program for Hourly Employees of The Timken Company - Latrobe Steel Company Savings and Investment Pension Plan, (the "Plan") on Form 11-K for the period ended December 30, 2002 as filed with the Securities and Exchange Commission (the "SEC") on the date hereof (the "Report"), the undersigned certifies, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to his knowledge:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Plan as of the dates and for the periods expressed in the Report.

This certification is provided solely pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, and shall not be deemed to be a part of the Report or "filed" for any purpose whatsoever.

Date: June 26 2003



Glenn A. Eisenberg
Executive Vice President-Finance and Administration
of The Timken Company
(Principal Executive Officer and Principal Financial Officer)